VOTING INTERESTS AND ECONOMIC INTERESTS ARE ALIGNED
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     o  The 1998 Restructuring aligned the voting interests and economic ownership of all investors in the Taubman Centers business

     o The Series B Preferred Stock gave each Unitholder a voting interest in Taubman Centers proportionate to their economic ownership in the consolidated enterprise

          o Unitholders vote is equivalent to their ownership of the underlying properties

          o Unitholders vote is equivalent to the percentage of the distributions and income that they receive from the operating partnership

          o Unitholders vote is equivalent to the percentage of the proceeds that they would receive on any liquidation of the consolidated enterprise